Sub-Item 77K: Changes in Registrant's Certifying Accountant On December 14, 2006, the Board of Trustees of the Trust, upon the recommendation of the Board's audit committee, determined not to retain Ernst &YoungLLP and approved a change of the Funds' independent registered public accounting firm to PricewaterhouseCoopers LLP. For the years ended December 31, 2006 and December 31, 2005, Ernst &Young LLP's audit reports contained no adverse opinion or disclaimer of opinion; nor were their reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, there were no disagreements between the Funds and Ernst &Young LLP on accounting principles or practices, financial statement disclosure or audit scope or procedures, which if not resolved to the satisfaction of Ernst &YoungLLP would have caused them to make reference to the disagreement in their reports. During the two most recent fiscal years and the interim period prior to its engagement, PricewaterhouseCoopers LLP had not been consulted by the Trust regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trust's financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event.